================================================================================

PRESS RELEASE                                       UNILAB CORPORATION
                                                    18448 Oxnard Street
                                                    Tarzana, CA 91356
                                                    www.Unilab.com
================================================================================

                                                    For Further Information:
                                                    Brian D. Urban
                                                    Phone: (818) 758-6611
                                                    e-mail: burban@unilab.com



IMMEDIATE RELEASE
April 25, 2002



         UNILAB CORPORATION REPORTS FIRST QUARTER RESULTS

TARZANA, CA, April 25, 2002 /Business Wire/-- Unilab Corporation (NASDAQ: ULAB) announced today that revenue for the quarter ended March 31, 2002 was $103.9 million, an increase of 9.0% from $95.3 million in the same period last year. Net income increased by more than 170% to $8.7 million for the first quarter of 2002, compared to $3.2 million in the same period last year. In addition, net income per share more than doubled, increasing to $0.25 per diluted share in the first quarter of 2002 (which includes $0.03 for the required change in goodwill accounting) compared to $0.12 per diluted share in the first quarter of 2001.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $21.6 million for the quarter, or 20.8% of sales, compared to $18.0 million, or 18.9% of sales, for the same period last year.

Testing volumes increased 3.8% and revenue per requisition improved 5.2% in the first quarter of 2002 compared to the same period in the prior year. Excluding revenue generated from acquired businesses, core testing volumes grew by 2.9% while revenue per requisition improved by 4.6%. Days sales outstanding ("DSO") - a measure of billing and collection efficiency - was 60 days, compared to 63 days at the end of 2001. Bad debt expense decreased to 7.1% of revenue in the first quarter of 2002 from 7.3% of revenue in the same period last year. The Company's cash position was $29.5 million at the end of the first quarter, with no borrowing having taken place on the Company's revolving credit facility. Capital expenditures were $1.5 million for the quarter.

"We are pleased to report that 2002 is off to a good start for Unilab," said Bob Whalen, Unilab's Chairman and CEO. "We have continued to achieve volume gains, improve our revenue per requisition and increase efficiency which helped contribute to strong quarterly results that exceeded our prior guidance as well as street estimates. We look forward to carrying this momentum throughout the rest of the year."

Unilab Corporation will discuss its first quarter financial results during a conference call on April 26, 2002 at 8:00 AM PT. To hear a simulcast of the conference call over the Internet, or a replay, registered analysts may access Street Events at: http://www.streetevents.com and all others may access the Unilab Corporation website at: http://www.unilab.com. In addition, a replay of the call will be available from 11:00 AM PT on April 26 through 6:00 PM PT on May 1 by dialing (800) 944-6417.

As previously announced, on April 2, 2002 Unilab entered into a definitive agreement with Quest Diagnostic Incorporated (NYSE: DGX) under which Quest Diagnostics has agreed to acquire all the outstanding shares of Unilab common stock. The transaction is subject to the satisfaction of customary conditions, including the tender of a majority of Unilab's common stock on a fully diluted basis, and regulatory review.

Unilab Corporation is the largest independent provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.

FORWARD-LOOKING STATEMENTS:

This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and business of Unilab, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such difference may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Quest Diagnostics intends to file a Registration Statement on Form S-4 and a Schedule TO, and Unilab plans to file a Solicitation/Recommendation Statement on
Schedule 14D-9, with the Securities and Exchange Commission in connection with the contemplated transaction between Unilab and Quest Diagnostics. Quest

Diagnostics and Unilab expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, a Solicitation/Recommendation Statement on
Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Unilab upon commencement of the exchange offer. In addition, Quest Diagnostics has filed a Statement on Schedule 13D relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully when they are available. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics, by directing a request to Quest Diagnostics Incorporated at 1 Malcolm Avenue, Teterboro, NJ 07608, or from Unilab, by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, CA 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy Statements and other information with the Securities and Exchange Commission.

You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                               - tables to follow


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                               Unilab Corporation
                            Statements of Operations
                  (amounts in thousands, except per share data)
                                   (Unaudited)


                                                   Three months ended March 31,
                                                     2002               2001
                                               ---------------     -------------

Revenue                                        $      103,869      $     95,308
                                               ---------------     -------------

Direct Laboratory and Field Expenses:
Salaries, Wages and Benefits                           30,707            28,929
Supplies                                               14,889            13,743
Other Operating Expenses                               22,986            22,034
                                               ---------------     -------------
                                                       68,582            64,706

Amortization and Depreciation                           2,024             3,469
Selling, General and Administrative
Expenses                                               13,663            12,470
Stock-based Compensation Charges                            -               126
                                               ---------------     -------------

Total Operating Expenses                               84,269            80,771
                                               ---------------     -------------

Operating Income                                       19,600            14,537

Third Party Interest, net                               4,669             9,069
                                               ---------------     -------------

Income Before Income Taxes                             14,931             5,468
Tax Provision                                           6,271             2,297
                                               ---------------     -------------

Net Income                                     $        8,660      $      3,171
                                               ===============     =============


EBITDA                                         $       21,624      $     18,006


Net Income Per Share:
     Basic                                     $         0.26      $       0.12
     Diluted                                   $         0.25      $       0.12

Weighted Average Shares Outstanding:
     Basic                                             33,472            25,504
     Diluted                                           35,110            25,582

                                                Unilab Corporation
                                                  Balance Sheets
                                              (amounts in thousands)



                                                      March 31,            December 31,
                                                        2002                   2001
                                                     (unaudited)

                                                   ----------------      ----------------
Cash and Cash Equivalents                          $      29,517         $      24,200
Accounts Receivable, net                                  67,297                62,702
Deferred Tax Asset                                        17,702                17,702
Other Current Assets                                       7,378                 7,311
                                                   ----------------      ----------------
    Total Current Assets                                 121,894               111,915

Fixed Assets, net                                         12,928                13,465

Deferred Tax Assets                                       37,506                43,692

Goodwill and Other Intangible                             93,291                91,181

Other Assets                                               5,984                 6,275
                                                   ----------------      ----------------

Total Assets                                       $     271,603         $     266,528
                                                   ----------------      ----------------

Current Portion of Long-term Debt                  $       7,298         $       6,839
Other Current Liabilities                                 32,860                34,976
                                                   ----------------      ----------------
Total Current Liabilities                          $      40,158         $      41,815

Long-Term Debt, net of current portion                   193,776               195,799

Other Liabilities                                          5,357                 5,374

Total Shareholders' Equity                                32,312                23,540
                                                   ----------------      ----------------

Total Liabilities and Shareholders' Equity         $     271,603         $     266,528
                                                   ----------------      ----------------

